November 7, 2024

William W. Snyder
Chief Executive Officer and Chairman
Shepherd Ave Capital Acquisition Corp
221 W 9th St, #859
Wilmington, DE 19801

       Re: Shepherd Ave Capital Acquisition Corp
           Amendment No. 2 to
           Registration Statement on Form S-1
           Filed October 30, 2024
           File No. 333-280986
Dear William W. Snyder:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2024 letter.

Amendment No. 2 to Form S-1 filed October 30, 2024
Cover Page

1. We note your disclosure that after the offering, you intend to continue paying monthly cash compensation to your CEO and CFO pursuant to offer letters dated June 14,
       2024 and June 6, 2024, respectively, through the net proceeds of this offering that will not be held in the Trust Account. Please clarify where this compensation is included in your table on page 82 that shows the use net proceeds not held in the trust account.
       Additionally, it appears the letter with your CFO, Ms. Peng, is dated June 6, 2024, however, you disclose an offer letter with Ms. Peng dated May 25, 2024 on pages 9,
       104 and 125. Please revise your disclosure to reconcile these discrepancies.
 November 7, 2024
Page 2

Summary, page 1

2. Please address the last sentence of prior comment 5. Describe the extent to which these items of compensation and/or securities issuances including from the
       antidilution adjustment of the insider shares may result in a material dilution of the
       purchasers    equity interests.
       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Arila E. Zhou, Esq.